Exhibit (p)(4)

1. CODE OF CONDUCT & ETHICS POLICY

1.1	POLICY

This policy statement describes the framework within which the Executive Board (“Board”) expects the business of Altis Partners to be conducted.

Statement 1: The Board will always maintain an open and positive relationship with its regulators and other relevant authorities, based on mutual trust and co-operation.

The Board applies a policy of strict compliance with its regulatory obligations. This means that the Board expects not just compliance with the letter of the relevant legislation and any Manuals but also with the spirit of what that legislation and the Manual is designed to achieve. It is not Altis Partners’ policy to act or arrange its affairs purely to avoid its responsibilities under the relevant legislation. Where Altis is authorized to exercise discretion in its activities it will exercise that discretion in a proper manner and record the reasons for its decisions.

It is important that Employees always comply with all relevant legislation, regulations and this Manual. A failure to do so is regarded by the Board as a serious failure. Even more serious would be any attempt to cover up or conceal a failure to comply, which would result in disciplinary action. Any Employee who believes another person is concealing any failure is expected to inform the Compliance Officer and/or a Director. Any such disclosure will be kept confidential.

Statement 2: The Board expects Employees always to act honestly, fairly and professionally.

The Board expects Employees, in their conduct with Clients, to act with due skill, care and diligence when fulfilling their responsibility to Clients, in particular:

•	pay due regard to the interests of Clients and treat them fairly;

•	pay due regard to the information needs of Clients and communicate with them in a way that is clear, and not misleading; (NB: honesty and integrity in all business dealings is critical to the success of Altis Partners);

•	take reasonable care when providing advice and discretionary decisions for any Clients;

•	ensure conflicts of interest are managed fairly both between Altis Partners and its Clients and between different Clients;

•	always be open, transparent and honest with Clients about Altis Partners business arrangements;

•	ensure that the charges, mark-ups, or fees affecting the Client shall be fair and reasonable under the circumstances; and

•	ensure that Employees are familiar with the measures taken by Altis Partners for the prevention of bribery[1] and follow the related measures.

Statement 3: The Board expects all Employees to act with due care and diligence in accordance with the best interests of the Client.

Employees shall take all reasonable steps to handle orders professionally and ensure that best execution policies and allocation of orders are conducted in an equitable manner.

[1]	AP(J)L: Corruption (Jersey) Law 2006.

Employees when acting for or with the Client shall always execute the Client's orders on the best available terms taking into account the relevant market at the time for transactions of the kind and size concerned.2

It is the Employees' responsibility to ensure that in the conduct of its duties they act in accordance with the constitutive documents or the investment restrictions as set forth in the Client agreements.

In addition, Employees must at all times adhere to all Altis Partners internal investment policies and restrictions.

If a breach should occur, the Employee involved must correct the relevant investment position as soon as possible and report the occurrence and remedial action taken immediately to the Compliance Officer and Directors.

Statement 4: The Executive Board will organise and control the affairs of Altis Partners effectively.

The Board and its senior managers will organise and control the affairs of Altis Partners responsibly and effectively with adequate risk management systems in place and take appropriate and practical responsibility for matters of corporate governance and internal controls. In particular the Board will ensure:

•	the structure of Altis Partners will be clear and appropriate to its size;

•	all Employees will be aware of and fully understand their reporting lines and responsibilities;

•	the Board and senior management will exercise appropriate oversight and monitoring of the business and operate on the principle of collective responsibility; and

•	that robust internal controls will always be in place.

Statement 5: The Executive Board will ensure that Altis Partners is adequately resourced both in terms of finance and people.

Finance & Insurance

Altis Partners will ensure that adequate financial resources and insurance arrangements are in place at all times sufficient to ensure the efficient and effective running of Altis Partners.

The Board shall ensure at all times that they have satisfactory internal control procedures, financial and operational capabilities which can be reasonably expected to protect their operations and its Clients from financial loss arising from theft, fraud and other dishonest acts, professional misconduct or omissions.

People

The Board place great importance on ensuring all Employees have the appropriate skills and competence for the work they perform. Employee training is a partnership between Altis Partners and its Employees, whereby the Board will ensure a program of training is in place for each Employee appropriate to the tasks demanded of him / her in their job. Employees in turn will use best endeavors to achieve levels of training and qualifications expected of them.

The Board will ensure that key duties and functions are appropriately segregated insofar as possible given its size. Details of respective duties, officers and reporting lines will be provided to Employees from time to time.

[2]	FSB Code, Section 2.5

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The Board shall ensure at all times that persons they employ or appoint to conduct business for or with the Client are fit and proper3 and otherwise qualified, including having relevant professional training or experience, to act in the capacity so employed or appointed.

The Board shall ensure at all times that they have adequate resources to supervise diligently their Employees, appointed by them to conduct business for or with the Client.

Statement 6: The Board will always operate in full compliance with legislation, regulations and guidelines designed to combat financial crime.

The Board recognise the importance of strict adherence to effective systems and controls to combat the laundering of criminal funds and terrorist financing both for the protection of Altis Partners and its Employees.

Any failure by Employees to follow procedures put in place by the Board to forestall and prevent money laundering will be treated as a serious failing. Disciplinary action may be taken, including immediate dismissal.

Altis Partners needs to be vigilant to the way it conducts business to ensure it does not become the victim of, or be in a position to be accused of, other forms of financial crime, such as fraud or dishonesty, misconduct or misuse of information.

Altis Partners is committed to operate with high ethical standards and is dedicated to meeting the requirements issued by its regulators4. Altis will treat all current and potential Clients in a just and equitable manner.

[3]	AP(J)L: FSB Code 3.3.1.1

[4]	AP(J)LFunds Services Business Code of Practice, Statement of Acceptable Practices as issued by the CFTC.

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